OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-70529

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 08/11/2022 (MM/DD/YY) AND ENDING 09/30/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Spark Change Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1221 1st Ave, Unit 25D
(No. and Street)

Seattle	WA	98101
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Steffen Buschbacher	206-900-5247	steffen@sc-securities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RW Group, LLC
(Name – if individual, state last, first, and middle name)

400 Old Forge Lane, #401	Kennett Square	PA	19348
(Address)	(City)	(State)	(Zip Code)

02/23/2010	5020
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Steffen Buschbacher, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Spark Change Securities LLC, as of 9/30, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DUNCAN CONNELLY
Commission Expires 04-22-2027
NOTARY PUBLIC
STATE OF WASHINGTON
License Number 154430

Signature: [signature]

Title: Manging Director & CEO

[signature]

Notary Public

DUNCAN CONNELLY

NOTARY PUBLIC FOR THE STATE OF WASHINGTON
MY APPOINTMENT EXPIRES 4/22/27

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

<u>**SPARK CHANGE SECURITIES LLC**</u>

<u>**REPORT PURSUANT TO RULE 17a-5(d)**</u>

<u>**FOR THE PERIOD AUGUST 11, 2022**</u>
<u>**(COMMENCEMENT OF OPERATIONS)**</u>
<u>**THROUGH SEPTEMBER 30, 2023**</u>

This report is filed in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT

SPARK CHANGE SECURITIES LLC

CONTENTS

Report of Independent Registered Public Accounting Firm   3

Statement of Financial Condition   4

Notes to Statement of Financial Condition   5-7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Spark Change Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Spark Change Securities, LLC as of September 30, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Spark Change Securities, LLC as of September 30, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Spark Change Securities, LLC's management. Our responsibility is to express an opinion on Spark Change Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Spark Change Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

RW Group, LLC

We have served as Spark Change Securities, LLC's auditor since 2023.
Kennett Square, Pennsylvania
January 15, 2024

400 Old Forge Lane
Suite 401
Kennett Square, PA 19348-1914

Phone: 610-713-8208
Fax: 610-807-0370
www.rwgroupllc.com


SPARK CHANGE SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
<u>SEPTEMBER 30, 2023</u>


ASSETS

Cash	$	60,593
Fixed Assets, net accumulated depreciation		513
Prepayments and Other Assets		138
Total Assets	**$**	**61,244**

LIABILITIES AND MEMBER'S EQUITY

Current Liabilities

Accrued Liabilities	$	2,500
Accounts Payable		1,280
Total Current Liabilities		3,780
Total Liabilities		3,780

Member's Equity

Member's Equity		57,464
Total Liabilities and Member's Equity	**$**	**61,244**

The accompanying notes are an integral part of this statement of financial condition.   4

SPARK CHANGE SECURITIES LLC
NOTES TO STATEMENT OF FINANCIAL CONDITION

1. Organization and Nature of Business

Spark Change Securities LLC (the "Company"), a Delaware limited liability company, is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's FINRA membership was approved on August 11, 2022, the date used for the commencement of the Company's operations. The Company's offices are located in Seattle, Washington, and the Company is authorized to engage in the private placement of securities. The Company does not claim an exemption from Securities Exchange Act of 1934 Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. During the period August 11, 2022 (commencement of operations), through September 30, 2023, the Company did not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts.

The Company is a single-member limited liability company ("LLC"), and as an LLC, the liability of the owner is generally limited to amounts invested.

2. Accounting Updates Adopted

No significant accounting updates were adopted during the period August 11, 2022 (commencement of operations), through September 30, 2023.

3. Significant Accounting Policies

Basis of Presentation

The accompanying statement of financial condition is presented in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates

The preparation of the accompanying statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investment instruments with an original maturity of three months or less from the date of purchase to be cash equivalents.

Fixed Assets

The Company had fixed assets at September 30, 2023, of $880 less accumulated depreciation of $367. The Company recognized $367 of depreciation expense, calculated on a straight-line basis over the estimated useful life of the asset, during the period August 11, 2022 (commencement of operations) through September 30, 2023.

Income Taxes

The Company is a Delaware limited liability company. For regulatory purposes, the Company uses a fiscal year ending September 30, while income and expenses flow through to the sole member on a calendar year basis. Accordingly, no provision has been made for federal income taxes in the accompanying statement of financial condition. The Company is subject to income taxes in certain local jurisdictions in which it operates, primarily related to gross revenue taxes in the state of Washington, but had no such obligations during the period August 11, 2022 (commencement of operations) through September 30, 2023.

Subsequent events

The Company has evaluated subsequent events through the date this statement of financial condition was available to be issued, which was January 15, 2024. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

5. Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At September 30, 2023, the Company had net capital and net capital requirements of $56,813 and $5,000 respectively. The net capital was in excess of the required net capital level by $51,813. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.07 to 1. In accordance with Rule 15c3-1, the Company's net capital ratio cannot exceed 8 to 1 in the first year of operations. Thereafter, the net capital ratio cannot exceed 15 to 1.

6. Commitments and Contingencies

The Company operates out of the principal officer's private residence and had no lease or sub-lease obligations at September 30, 2023. Under ASU 2016-02, a lessee will recognize in the statement of financial condition a liability to make lease payments and a right-to-use asset representing its right to use the underlying asset for remaining lease terms exceeding one year. Accordingly, the Company has not recognized either a lease liability or a right-to-use asset.

The Company previously assumed a sub-lease held by a related party and provided office space to that related party prior to the termination of the sub-lease in July of 2022. During the period August 11, 2022 (commencement of operations) through September 30, 2023, the Company paid expenses of the related party in the amount of $1,710 in exchange for being assigned the deposit on the original sublease.

As of September 30, 2023, the Company had no guarantees and management of the Company believes that there are no commitments or contingencies that may result in a loss or future obligation.

7. Member Support

The Company had no revenue during the period August 11, 2022, (commencement of operations) through September 30, 2023, and has no near-term prospects of revenue. The Company's member is prepared to contribute additional capital to maintain at least minimum required net capital levels. Having considered this and made due inquiries, the Company's management has determined the member possesses the financial capabilities to make any needed future contributions.

8. Risks and Uncertainties

During the period August 11, 2022 (commencement of operations) through September 30, 2023, there has been ongoing uncertainty primarily with respect to world markets and continuing supply chain issues. Further, international conflict, including the war in Ukraine, political uncertainty and the possibility of a US government shutdown, as well as rapidly rising interest rates, coupled with anticipated recession, have all increased uncertainty in financial markets. The financial performance of the Company continues to be subject to future developments related to these issues. The impact on financial markets and the overall economy are highly uncertain and cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period, the Company's results may be materially affected. The accompanying statement of financial condition does not include any adjustments that might result from the outcome of this uncertainty.